GrafTech International Ltd.
982 Keynote Circle
Brooklyn Heights, Ohio USA 44131

March 20, 2018

BY EDGAR

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery
Division of Corporation Finance
Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Re:                 GrafTech International Ltd.
Registration Statement on Form S-1
Filed on March 20, 2018
CIK No. 0000931148

Dear Ms. Ravitz:

GrafTech International Ltd. (the “Company”) has filed today its initial registration statement on Form S-1 (CIK No. 0000931148) (the “Registration Statement”) via the Securities and Exchange Commission’s EDGAR system. The Registration Statement relates to a proposed initial public offering and listing of the Company’s common stock.

If the Staff has any questions or requires any additional information, please contact Sandra L. Flow or Alejandro Canelas Fernandez at Cleary Gottlieb Steen & Hamilton LLP at (212)-225-2000.

Very truly yours,

/s/ Quinn J. Coburn
Quinn J. Coburn
Vice President, Chief Financial Officer and Treasurer

cc:                                Tom Jones

Kristen Lochhead

Brian Cascio

Securities and Exchange Commission

Sandra L. Flow

Adam Fleisher

Alejandro Canelas Fernandez

Cleary Gottlieb Steen & Hamilton LLP